Beyond Brix

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NOW ACCEPTING INVESTORS · REG CF OFFERING

A Home in Half the Time & Twice the Quality

Beyond Brix® leverages advanced Timber Engineered Super Structures (TESS)® to deliver precision-crafted permanent homes at record speed — built in America, for Americans.

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$1M MAX RAISE

36 mo MATURITY

12% INTEREST P.A. · SEMI-ANNUAL

$500 MIN INVESTMENT

INSTRUMENT	MAX RAISE	TARGET RAISE	MIN INVESTMENT
Promissory Notes	**$1,000,000**	**$10,000**	**$500**

TRACTION

Demand Is Already Signed

We aren't waiting for the market to arrive — it already has. Partnering with Texan land developers, Beyond Brix® has secured a nine-figure pipeline before our first U.S. factory reaches full production.

$41M

IN SIGNED CONTRACTS

234 units under signed contracts with Texas land developers.

$259M

IN SIGNED LOIS

1,110 additional units under signed Letters of Intent.

$300M

TOTAL PIPELINE · 1,344 HOMES

Combined contracted demand already committed to Beyond Brix®.

THE BBX ADVANTAGE

Why Beyond Brix?

We don't build homes like everyone else. Our Timber Engineered Super Structures® are precision-manufactured in a controlled environment and erected on-site in weeks — delivering better homes, faster, at predictable cost.

01

BUILT BETTER

Precision Crafted

Parts are engineered and built to expert precision in a controlled environment, with plumbing and electrical wiring preinstalled. Structural integrity and quality far exceed traditional construction — you always know what's behind the walls.

02

BUILT FASTER

Weeks, Not Months

Our TESS® structures allow for lightning-fast on-site building with zero compromises on quality. From precision-built superstructure to a turn-key home, we deliver in weeks — not the months of a traditional stick build.

03

BUILT STRONGER

Engineered to Last

A permanent, mortgageable legacy standing proud for generations. Higher energy efficiency, superior smart-home integration, and a home that never needs a roof replacement. Insulated to R-Values over 40 for premium thermal performance.







Weeks Not Months

TESS® Structure

No Roof Replacements

A++ Efficiency

THE HOMES & PRICING

Turnkey Homes at $160 per Sq Ft

Turnkey sales price, excluding land. We partner with Texan land developers to bring Beyond Brix® homes to market at price points traditional builders can't touch.

MEDIUM	LARGE	EXTRA LARGE	EXTRA LARGE · EXTENDED
1,100 sq ft	1,600 sq ft	2,200 sq ft	2,400 sq ft
$176,000	$256,000	$352,000	$384,000
$160 / sq ft turnkey	$160 / sq ft turnkey	$160 / sq ft turnkey	$160 / sq ft turnkey

EVERY HOME INCLUDES ✓ Delivery & assembly ✓ Kitchen ✓ Bathroom ✓ Major appliances ✓ Landscaping

Ready to Invest in Beyond Brix?

12% interest p.a. paid semi-annually · limited Revenue Participation Bonus for $10,000 increments · Minimum investment $500.

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CONTEMPORARY ARCHITECTURE

Modern Design, Built to Last

Explore the bold triangular rooflines and floor-to-ceiling glazing that define every Beyond Brix® home — a harmonious blend of nature and contemporary design.




INTERIOR LIVING

Light-Filled, Precision Finished

High ceilings, open-plan living, and integrated smart home technology deliver an elevated daily experience in every square foot.







MARKET OPPORTUNITY

A $3T Market Ripe for Disruption

America faces an estimated shortage of 3.8 million homes. Traditional homebuilding is slow, expensive, and unpredictable. Beyond Brix® addresses this with a scalable, precision-manufactured model that delivers faster, at lower cost, with superior quality.

3.8M
Housing unit shortage in the US

$3T+
US residential construction market

50mi
Radius around Austin, TX served

R-40+
Wall insulation value vs R-13 standard



GROWTH & FINANCIALS

The Road to $850M

Production begins in 2026 at our midsize factory and scales into a mega factory with an ultimate capacity of 8,000 homes per year — the engine behind our 2030 targets.

$850M Projected revenue by 2030	**36%** EBITDA margin by 2030
2026 U.S. production begins	**8,000** Ultimate annual capacity (units)

Projections are forward-looking estimates, are not guarantees of future performance, and actual results may differ materially.

PLANNED PRODUCTION RAMP

Units per year · ultimate capacity 8,000



48
600
1,120
1,920
2,880
2026 Midsize Factory
2027 Midsize Factory
2028 Mega Ramp
2029 Mega Factory
2030 Mega Factory

MANUFACTURING PARTNER

Built with VDL

We are proud to partner with VDL — an industrial automation titan with an exceptional track record in turnkey automation, robotics, and industrial engineering. VDL Steelweld builds full production lines for Tesla, Ford, Volvo, Jaguar Land Rover, and BMW, and already produces modular building solutions in the Netherlands at up to 20 units a day.

55+ Years of experience	**14,000** Employees worldwide
$5B Annual revenue	**20** Countries of operation



VDL robotic production line — the automation backbone behind Beyond Brix® manufacturing.

COMPETITIVE MOAT

Hard to Build.
Harder to Copy.

Our advantage isn't a single feature — it's a stack of factory, code, cost, and partnership moats that would take a competitor years to replicate.

VDL STEELWELD PARTNERSHIP

A Production Line You Can't Buy

Our automation line was co-designed with VDL and is not available off-the-shelf. Any competitor faces a 9–12 month replication lead time — backed by VDL's 55+ years, 14,000 employees, and $5B in revenue.

IRC-CODED AT SCALE

A Market Nobody Else Serves

No other Texas factory produces IRC-coded permanent homes at 7,000-unit-per-year scale. The HUD-coded segment is well served — IRC at mass scale is not. That's the gap we own.

STRUCTURAL COST ADVANTAGE

20–30% Below Site-Built

Our finished-cost efficiency runs 20–30% ahead of site-built construction. Matching it requires the factory, the land, the automation design, and the VDL relationship — all at once.

PROVEN PRODUCT

8 Years of Real-World Deployment

With eight years of product development and deployment in South Africa behind us, this investment isn't about designing a product — it's about expanding a proven one into the American market.

100yr	20–30%	50%	95%+	90%
STRUCTURAL LIFE	ENERGY SAVINGS	WATER REDUCTION	FACTORY AUTOMATION	LESS CARBON

USE OF PROCEEDS

How We'll
Deploy Capital

Every dollar raised accelerates our ability to deliver more homes, build our manufacturing capabilities, and expand our footprint across the greater Austin metro.

45%

Manufacturing & Inventory

Expanding TESS® production capacity to meet growing demand and reduce lead times on new home orders.

30%

Sales, Marketing & Growth

Driving homebuyer and developer awareness across the Austin metro and surrounding markets.

25%

Operations & Team

Building the leadership, project management, and operational infrastructure to scale efficiently.

Don’t Miss the Ground Floor

Promissory notes · 36-month maturity · 12% p.a. paid semi-annually · limited Revenue Participation Bonus

Invest now

FULL OFFERING DETAILS

Investment Terms

INVESTMENT TERMS

Instrument	**Promissory Notes (Debt)**
Maximum Raise	**$1,000,000**
Target Raise	**$10,000**
Minimum Investment	**$500**
Interests Sold In	**$1.00 increments**
Interest Rate	**12% per annum**
Payments	**Semi-annually**
Maturity	**36 months from issuance**
Offering Deadline	**December 31, 2026**

INVESTOR RETURNS

ALL INVESTORS 12% interest per annum

Paid **semi-annually**, with principal repaid at maturity 36 months from the date the loan is issued. A predictable, fixed return on your promissory note.

✓ Minimum investment: $500 · sold in $1.00 increments

REVENUE PARTICIPATION BONUS FIRST 20 × $10,000 INCREMENTS ONLY

In addition to interest and principal, each **$10,000** invested earns one Bonus (a $20,000 investment earns two): a one-time payment of **0.1% of the net proceeds** (after defined deductions) from the sale of the Company's first 50 housing Units — estimated at $12.5 million total, or approximately **$12,500 per Bonus**. This is an estimate only and is not guaranteed.

Limited to the first 20 qualifying $10,000 increments accepted ($200,000 total), first-come, first-served. Payable only if and when the Company has received full payment for at least 50 Units, with payment within 6 months of that date; there is no deadline for this milestone. If 50 Units are never sold, the Bonus pays nothing, but all rights to the Note's interest and principal are unaffected. The Bonus is part of the Note itself — not a separate security — and cannot be transferred separately from it.

✓ One Bonus per $10,000 invested · 20 slots · first-come, first-served

The loan will mature 36 months from the date of issuance, unless otherwise repaid or otherwise modified in accordance with the terms of the loan agreement. Investors should review the complete loan documentation for additional terms and conditions, including any provisions relating to repayment, prepayment, events of default, and other material rights and obligations.

THE TEAM

Founders & Leadership

Aerospace-grade engineering discipline, brand-building expertise, and cross-border legal firepower — the team behind Beyond Brix® has built and scaled ventures before.



Arthur Bezuidenhout

CEO, FOUNDER & CHAIRMAN

A Dutch serial entrepreneur with over 25 years in aerospace, simulation technology, and advanced manufacturing. Founder of Avion and SimTeq, where he reimagined Boeing and Airbus flight simulators to be lighter and more energy-efficient. A flight simulator innovator and NASA research contributor, Arthur now leads Beyond Brix's mission to bring high-quality, factory-built housing to Texas and beyond.



Ninke Bezuidenhout

CHIEF MARKETING OFFICER & BOARD MEMBER

A South African entrepreneur with an MBA from Quantic School of Business and a Bachelor's degree in Education. Ninke founded and ran her own Montessori school as headmaster before co-founding Beyond Brix, and brings deep expertise in customer psychology, brand building, and venture creation to the company's growth.



Marc A. Overman

GENERAL COUNSEL & BOARD MEMBER

An established Dutch attorney working across aviation, banking, project finance, and complex multi-party cross-border projects, both as advisor and litigator. Marc is Beyond Brix's third founding shareholder, bringing invaluable legal and structuring expertise to the company from its earliest days.


ENDORSER

Iskander Hannivoort

ENDORSER

A Dutch angel investor active across simulation technology, AI, and retail. Iskander is the former CTO/COO of a leading flight simulator manufacturer and a Boeing/Airbus airline captain with over 25 years of flying experience.

SPEAK DIRECTLY WITH LEADERSHIP

Questions? Ask the Founders.

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PROMISSORY NOTES · 12% PER ANNUM · PAID SEMI-ANNUALLY · 36-MONTH TERM

Invest in the Future of Homebuilding

12% interest p.a. paid semi-annually · limited Revenue Participation Bonus · $500 minimum · Open to all investors

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Total Raised: $0.00 · Total Investors: 0